FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	This letter is to inform you that Javier D’Ornellas , Director of this institution has informed about his resignation to the position.

Buenos Aires, March 22, 2012

Messrs.

Securities and Exchange Commission

REF: Javier D’Ornellas Resignation

Dear Sirs:

This letter is to inform you that Javier D’Ornellas, Director of this institution, has informed, the board of directors, about his resignation to the position he helds due to personal reasons.

Its important to mention that Javier D’ Ornellas will be in his position until a new director is appointed in the regular and special shareholder’s meeting.

Sincerely

BBVA BANCO FRANCES S.A.

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	March 23, 2012	By:	/s/ Ignacio Sanz Arcelus
			Name:	Ignacio Sanz Arcelus
			Title:	Chief Financial Officer